LUSE GORMAN, PC

Attorneys at Law

5335 Wisconsin Avenue, N.W., Suite 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

writer's direct dial number (202) 274-2003	writer’s e-mail mbrown@luselaw.com

May 10, 2016

VIA EDGAR AND COURIER

Michael Clampitt

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Best Hometown Bancorp, Inc. Registration Statement on Form S-1 Filed March 11, 2016; File No. 333-210109

Dear Mr. Clampitt:

On behalf of Best Hometown Bancorp, Inc., a Maryland corporation (the “Company”), we are hereby transmitting Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1, marked to show changes from Pre-Effective Amendment No. 1 to the Company’s Registration Statement filed on April 29, 2016.  We are also hereby filing the following response to comments received from the staff of the Securities and Exchange Commission by letter dated April 6, 2016.

Business Of Home Federal Savings And Loan Association Of Collinsville Market Area, page 69

3.	Please expand the disclosure to state clearly the negative aspects of the market area. We note the downward adjustment for market area in the appraisal and the reference in the risk factors to declines in residential real estate values.

The requested disclosure has been added to the prospectus on page 74.

LUSE GORMAN, PC

Attorneys at Law

Michael Clampitt

May 10, 2016

We believe the foregoing is responsive to the Staff’s comment. Please direct any comments or questions to the undersigned at (202) 274-2003.

Sincerely,

/s/Michael J. Brown

Michael J. Brown

Enclosures

cc:	Ronnie R. Shambaugh, President and CEO (3 copies)
Michael Clampitt, 3 copies
Yoo Jin Na, OCC (4 copies)
Paul F. Lippold, Federal Reserve Bank of St. Louis (4 copies)
M. Steven Moore, CPA, BKD, LLP (1 copy)
Lawrence M.F. Spaccasi, Esq. (letter only)